UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

CSP, Inc

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

126389105

(CUSIP Number)

Julian Demora
PO Box 220139
Hollywood, FL 33022
(954) 927-3092

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D
CUSIP No. 126389105

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian Demora

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY*

(4)	SOURCE OF FUNDS* PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	(7)	SOLE VOTING POWER
NUMBER OF		180,144
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		180,114

	(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,114

(12)	CHECK BOX IF AGGREGATE AMOUNT REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%

(14)	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

     The title of the class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”) of CSP, Inc., a Massachusetts corporation (the “Company”). The principal executive offices of the Company are located at 43 Manning Rd., Billerica, MA 01821.

Item 2. Identity and Background.

(a)	Name: The name of the person filing (the “Filing Person”) this Schedule 13D is Julian Demora
(b)	Residence or business address: The address of Mr. Demora is P.O. Box 220139, Hollywood, FL 33022
(c)	Present Principal Occupation or Employment: Mr. Demora is a private investor.
(d)	Criminal Conviction: Mr. Demora has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors)
(e)	Court or Administrative Proceedings: Not Applicable
(f)	Citizenship: Mr. Demora is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration:

Subsequent to these transactions, Mr. Demora is the beneficial owner of 180,114 Shares or 5.2% of the outstanding shares of the Company.

Item 4. Purpose of Transaction

     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     Mr. Demora purchased shares of the Company’s Common Stock for purposes of investment.

     Mr. Demora has no current plans or proposals to effect any of the transactions set forth below, although he may in the future effect any or all of them including plans or proposals, which would relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a)	The equity securities to which this statement relates consists of 180,114 shares of Common Stock.
(b)	Not applicable.
(c)	During the 60 days preceding the filing of this report, Mr. Demora had made purchases of shares of Common Stock in the open market as set forth below:

Transaction	Shares or Units	Price per
Date	Purchased (Sold)	Share or Unit

September 6, 2002	900	$2.70
September 9, 2002	2,000	$2.70
September 13, 2002	200	$2.70

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2002
Julian Demora

By: /s/ Julian Demora

Julian Demora Title: Individual

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